As filed with the Securities and Exchange Commission on October 18, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

(Amendment No. 5)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.
(Name of Filing Person (offeror))

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 5,000 preferred shares
Common shares, without par value
(Title of Class of Securities)

879252104 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.       ☑

INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.K: POWER OF ATTORNEY

INTRODUCTORY STATEMENT

     This amendment relates to the Tender Offer Statement on Schedule TO filed on September 1, 2004, as amended on September 8, 2004, September 21, 2004, September 24, 2004 and October 12, 2004 (the “Tender Offer Statement”), regarding the tender offer by Brasilcel N.V., a corporation organized under the laws of The Netherlands (“Brasilcel”), a joint venture among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. (a wholly owned subsidiary of Portugal Telecom, SGPS, S.A.) and Telefónica Móviles, S.A., to purchase for cash up to 7,332,479,000 common shares and up to 12,699,707,000 preferred shares of Tele Sudeste Celular Participações S.A., or “TSD,” a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$6.35 per 1,000 common shares and R$7.80 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes.

     As disclosed in Amendment No. 4 to the Tender Offer Statement, the tender offer expired at 11:00 a.m., New York City time, on October 8, 2004. Brasilcel accepted for purchase 6,191,329,955 common shares and 12,699,707,000 preferred shares of TSD through an auction on the São Paulo Stock Exchange held on October 8, 2004. Settlement of this purchase occurred on October 14, 2004.

     This amendment is being filed (1) to make certain changes to Item 7 of the Tender Offer Statement, (2) to clarify that the persons who signed the Tender Offer Statement (including the amendments thereto) on behalf of Brasilcel N.V. signed that statement as attorneys-in-fact and (3) to attach as an exhibit the power of attorney of Brasilcel N.V. authorizing such signatories.

Item 7. Source and Amount of Funds

     Section 7 - “Source and Amount of Funds” of the offer to purchase is hereby amended by replacing the first two sentences thereof with the following two sentences:

     “The total amount of funds required by Brasilcel to purchase the common shares and preferred shares accepted for purchase in to the tender offer, before fees and expenses, was approximately R$138 million. The total amount of funds required by Brasilcel to purchase the common shares and preferred shares accepted for purchase in the tender offers relating to TSD, Tele Leste Celular Participações S.A. and Celular CRT Participações S.A., before fees and expenses, was approximately R$607 million.”

Item 12. Exhibits.

     Item 12 is hereby amended by adding the following exhibit thereto:

     “(a)(5)(K)       Power of Attorney of Brasilcel N.V.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.

By: /s/ Francisco José Azevedo Padinha

Name: Francisco José Azevedo Padinha
Title: Attorney-in-fact

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia
Title: Attorney-in-fact

Dated: October 18, 2004

PORTUGAL TELECOM, SGPS, S.A.

By: /s/ Miguel Horta e Costa

Name: Miguel Horta e Costa
Title: President and Chief Executive Officer

By: /s/ Zeinal Bava

Name: Zeinal Bava
Title: Chief Financial Officer

Dated: October 18, 2004

PT MÓVEIS, SGPS, S.A.

By: /s/ Carlos Vasconcellos Cruz

Name: Carlos Vasconcellos Cruz
Title: Chief Executive Officer

By: /s/ Diogo Horta e Costa

Name: Diogo Horta e Costa
Title: Director

Dated: October 18, 2004

TELEFÓNICA MÓVILES, S.A.

By: /s/ Antonio Hornedo Muguiro

Name: Antonio Hornedo Muguiro
Title: General Counsel

By: /s/ Ernesto Lopez Mozo

Name: Ernesto Lopez Mozo
Title: Chief Financial Officer

Dated: October 18, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to purchase dated September 1, 2004, as amended September 21, 2004.*

(a)(1)(B)	Form of letter of transmittal.*

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.*

(a)(1)(F)	Notice of guaranteed delivery.*

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.*

(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*

(a)(1)(I)	Clarification, published September 24, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*

(a)(5)(A)	Summary advertisement dated September 1, 2004.*

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-59155).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-59155).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-59155).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.*

(a)(5)(F)	Press release dated September 1, 2004.*

(a)(5)(G)	Press release dated October 8, 2004.*

(a)(5)(H)	Notice of material fact (fato relevante) dated October 8, 2004.*

(a)(5)(I)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated October 9, 2004.*

(a)(5)(J)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.3) (SEC File No. 005-59155).

(a)(5)(K)	Power of Attorney of Brasilcel N.V.**

(b)(1)	Mercantile Line of Credit Agreement between Telefónica Móviles, S.A. and Telefónica Móviles España, S.A. dated June 28, 2004.*

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

*	Previously filed.

**	Filed herewith.